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                                                               EXHIBIT (a)(5)(x)

                             For Immediate Release:

                RENT-A-CENTER, INC. INCREASES THE PURCHASE PRICE
                         AND EXTENDS THE EXPIRATION DATE
                  UNDER ITS MODIFIED DUTCH AUCTION TENDER OFFER

                                   ----------

PLANO, TEXAS, JUNE 5, 2003 -- Rent-A-Center, Inc. (the "Company")
(NASDAQ/NNM:RCII), the leading rent-to-own operator in the U.S., announced today that it is extending the expiration date of its previously announced tender offer to purchase its common shares.

The currently effective tender offer, which expired at 5:00 pm, New York City time, today, is a modified "Dutch Auction" tender offer for the purchase of up to 2,200,000 shares of outstanding common stock at a price not less than $60 per share and not more than $66 per share. Approximately 270,733 shares of common stock have been deposited under the tender offer to date.

The last reported sale price of the common stock on The Nasdaq National Market on June 5 was $71.41 per share.

The Company announced that it is extending the expiration date of the tender offer to 12:00 midnight, New York City time, on Thursday, June 19, 2003, and increasing the range of purchase prices to not less than $67 per share and not more than $73 per share. The maximum number of shares to be purchased remains 2,200,000.

If the tender offer is not fully subscribed by the extended expiration date, the Company will consider making a further extension at the same price range for not more than three business days to permit Mark Speese, the Chief Executive Officer of the Company, Apollo Investment Fund IV, L.P., and Apollo Overseas Partners IV, L.P. to make tenders sufficient to bring the total shares tendered by all holders to the maximum of 2,200,000 shares. All stockholders would have the right to tender (or withdraw previous tenders) during this further extension. Mr. Speese has advised the Company that he would tender up to 200,000 shares of common stock at $73 per share in response to this second extension period so long as the market price of the Company's stock at the time of the tender is not greater than $73 plus customary transaction costs applicable in a sale outside the tender offer. Apollo has advised the Company that in the case of a second extension it will consider tendering up to 2,000,000 shares at the maximum price based on the market price and other conditions at that time.

The Company has an existing agreement with Apollo whereby the Company will purchase shares from the Apollo entities following the expiration of a ten business day period after the consummation of the tender offer to bring the Apollo entities' aggregate percentage ownership of the Company's common stock down to 19.00% of the issued and outstanding shares. The price for the shares purchased from the Apollo entities will be the same as that paid by the Company in the tender offer. This agreement may be terminated by Apollo if the closing under the agreement has not taken place by June 30, 2003, for any reason, including an extension of the tender offer. Based on the extension announced today, the agreement with Apollo would not close prior to June 30. Apollo has advised the Company that it does not intend to terminate the agreement under this provision in connection with the current extension of the tender offer.

Stockholders that have already tendered shares and indicated that they would accept the final price determined by the Company in the tender offer, and who do not wish to change that direction, do not need to take any action in response to the extension.


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Stockholders that have already tendered shares at a specified price must deliver a new Transmittal Letter to the Depositary either indicating that they intend to accept the final price determined by the Company in the tender offer or specifying the price, not greater than $73 per share and not less than $67 per share, at which they are willing to sell their previously tendered shares.

Lehman Brothers Inc. is the dealer-manager for the tender offer, and D.F. King & Co., Inc. is the information agent for the tender offer. Any questions concerning the tender offer may be directed to Lehman Brothers Inc. at (800) 524-4462 (toll free), or to D.F. King & Co., Inc. at (212) 269-5550 (banks and brokerage firms) or (800) 431-9642 (all others toll free). Copies of the Offer to Purchase and other documents describing the terms of the tender offer and Transmittal Letter for use in making tenders (as revised and supplemented to reflect the changes announced today) may be obtained from D.F. King & Co., Inc. A supplement to the Offer to Purchase, together with an amended Transmittal Letter and related documents are being mailed to stockholders of record as of April 28, 2003, and will be made available for distribution to beneficial owners.

None of the Company, any member of its board of directors, Lehman Brothers Inc. or D.F. King & Co., Inc. is making any recommendation to stockholders as to whether to tender shares or as to what price at which to tender. Stockholders must decide how many shares they will tender, if any, and the price, within the stated range, at which they will offer shares for purchase.

THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY, AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SHARES OF THE COMPANY'S COMMON STOCK. THE SOLICITATION OF OFFERS TO BUY THE COMPANY'S COMMON STOCK IS BEING MADE ONLY PURSUANT TO THE TENDER OFFER DOCUMENTS, INCLUDING THE OFFER TO PURCHASE AS SUPPLEMENTED AND THE AMENDED LETTER OF TRANSMITTAL THAT THE COMPANY IS DISTRIBUTING TO ITS STOCKHOLDERS AND FILING WITH THE SECURITIES AND EXCHANGE COMMISSION. STOCKHOLDERS AND INVESTORS SHOULD READ CAREFULLY THE OFFER TO PURCHASE AND RELATED MATERIALS BECAUSE THEY CONTAIN IMPORTANT INFORMATION. STOCKHOLDERS AND INVESTORS MAY OBTAIN A FREE COPY OF THE OFFER TO PURCHASE AND OTHER DOCUMENTS FILED BY THE COMPANY WITH THE SECURITIES AND EXCHANGE COMMISSION AT THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT WWW.SEC.GOV OR FROM THE INFORMATION AGENT, D.F. KING & CO., INC., AT 48 WALL STREET, NEW YORK, NY 10005,
(212) 269-5550 (banks and brokerage firms) or (800) 431-9642 (all others toll free). STOCKHOLDERS ARE URGED TO READ THESE MATERIALS CAREFULLY BEFORE MAKING ANY DECISION WITH RESPECT TO THE TENDER OFFER.

Rent-A-Center, Inc., headquartered in Plano, Texas, currently operates 2560 company-owned stores nationwide and in Puerto Rico. The stores generally offer high-quality, durable goods such as home electronics, appliances, computers and furniture and accessories to consumers under flexible rental purchase agreements that generally allow the customer to obtain ownership of the merchandise at the conclusion of an agreed-upon rental period. ColorTyme, Inc., a wholly owned subsidiary of the Company, is a national franchisor of 322 rent-to-own stores, 310 of which operate under the trade name of "ColorTyme," and the remaining 12 of which operate under the "Rent-A-Center" name.


This press release contains forward-looking statements that involve risks and uncertainties. Such forward looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," or "believe," or the negative thereof or variations thereon or similar terminology. Although the Company believes that the expectations reflected in such forward looking statements will prove to be correct, the Company can give no assurance that such expectations will prove to have been correct. The actual future performance of the Company could differ materially from such statements. Factors that could cause or contribute to such differences include, but are not limited to, the risks detailed from time to time in the Company's Securities and Exchange Commission reports, including the Company's annual report on Form 10-K for the year ended December 31, 2002, and the results of the Company's litigation. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Except as required by law, the Company is not obligated to publicly release any revisions to these forward-looking statements to reflect the events or circumstances after the date of this report or to reflect the occurrence of unanticipated events.


CONTACTS FOR RENT-A-CENTER, INC:

Dave Carpenter               Robert D. Davis
Director of Investor         Senior Vice President -
Relations                    Finance, Treasurer and
(972) 801-1214               Chief Financial Officer
dcarpenter@racenter.com      (972) 801-1204
                             rdavis@racenter.com